Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

The Advisors’ Inner Circle Fund:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that United Association S&P 500 Index Fund (one of the portfolios constituting The Advisors’ Inner Circle Fund, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 5, 2013. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 5, 2013, and with respect to agreement of security purchases and sales, for the period from June 12, 2013 (the date of our last examination), through September 5, 2013:

-	Confirmation of all security positions with PNC Bank (the “Custodian”) in Cleveland, Ohio without prior notice to management;

-	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

-	Confirmation of all open futures contracts with the executing broker;

-	Reconciliation of all such securities to the books and records of the Fund and the Custodian;

-	Agreement of 15 security purchases and 15 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations and cash statements received from PNC Bank.

-	Confirmation or agreement to cash statements received from PNC Bank of all securities out for transfer with brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that United Association S&P 500 Index Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 5, 2013 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of United Association S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

October 30, 2013

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of United Association S&P 500 Index Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 5, 2013 and from June 12, 2013 through September 5, 2013.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 5, 2013 and from June 12, 2013 through September 5, 2013, with respect to securities reflected in the investment account of the Fund.

By:
Michael Beattie, President The Advisors’ Inner Circle Fund

Date

By:
Michael Lawson, Controller, Chief Financial Officer and Treasurer The Advisors’ Inner Circle Fund

Date

By:
John Kernan, Managing Director PNC Capital Advisors

Date

Fund Name	State	Registration	File Number

The Advisors’ Inner Circle Fund

United Association S & P 500 Index Fund
	ALASKA	ANNUAL	60044418
	ALABAMA	ANNUAL
	CONNECTICUT	ANNUAL	1023481
	KANSAS	ANNUAL	2003S0000867
	KENTUCKY	ANNUAL	600110541
	LOUISIANA	ANNUAL	100843
	MISSOURI	ANNUAL	0002-13700
	NEW JERSEY	ANNUAL	BEM-2290
	NEVADA	ANNUAL
	NEW YORK	OTHER	S30-34-25
	OHIO	OTHER	46876
	OREGON	ANNUAL	2003-452
United Association S & P 500 Index Fund - Class I
	DISTRICT OF COLUMB	ANNUAL	60018399
	IOWA	ANNUAL	I-55228
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20030507
	MICHIGAN	ANNUAL	939758
	NEBRASKA	ANNUAL	62033
	OKLAHOMA	ANNUAL	SE-2103201
	TENNESSEE	ANNUAL	RM04-3558
	WASHINGTON	GOOD UNTIL SOLD	60036890
	WISCONSIN	ANNUAL	454553
United Association S & P 500 Index Fund - Class II
	DISTRICT OF COLUMB	ANNUAL	60018540
	IOWA	ANNUAL	I-55326
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20030621
	MICHIGAN	ANNUAL	939759
	NEBRASKA	ANNUAL	59410
	OKLAHOMA	ANNUAL	SE-2116727
	TENNESSEE	ANNUAL	RM04-3558
	TEXAS	GOOD UNTIL SOLD	C 71399
	WASHINGTON	GOOD UNTIL SOLD	60038210
	WISCONSIN	ANNUAL	455368

October 30, 2013

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1700

2001 Market Street

Philadelphia, PA 19103

We are providing this letter in connection with your performance of the procedures relating to the United Association S&P 500 Index Fund’s (the “Fund’s or Fund”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 5, 2013 and from June 12, 2013 through September 5, 2013.

We are responsible for the Fund’s compliance with those requirements

We confirm, to the best of our knowledge and belief, as of October 30, 2013, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 5, 2013 and from June 12, 2013 through September 5, 2013. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 5, 2013 and from June 12, 2013 through September 5, 2013, with respect to securities reflected in the investment account of the Fund.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter or the assertion.

5.	There are no communications from regulatory agencies affecting the subject matter or assertion.

6.	We have no knowledge of any allegations of material fraud or suspected fraud affecting the Fund’s compliance with subsections (b) and (c) of Rule 17f-2 under the Act or any other fraud that, although not material, involves management or other employees who have a significant role in achieving compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act.

United Association S&P 500 Index Fund

By:
Michael Beattie, President The Advisors’ Inner Circle Fund

Date

By:
Michael Lawson, Controller, Chief Financial Officer and Treasurer The Advisors’ Inner Circle Fund

Date

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